Exhibit 21
SUBSIDIARIES OF SMART MODULAR TECHNOLOGIES (WWH), INC.

Name	State/Jurisdiction of Incorporation
SMART Modular Technologies (Global), Inc.	Cayman Islands
SMART Modular Technologies (DH), Inc.	Cayman Islands
SMART Modular Technologies (DE), Inc.	Delaware
SMART Modular Technologies, Inc.	California
SMART Modular Technologies (Europe) Limited	United Kingdom
SMART Modular Technologies (CI), Inc.	Cayman Islands
SMART Modular Technologies (Foreign Holdings), Inc.	Cayman Islands
SMART Modular Technologies (Puerto Rico) Inc.	Cayman Islands
SMART Modular Technologies Sdn. Bhd.	Malaysia
Modular Brasil Participações Ltda.	Brazil
SMART Modular Technologies Indústria de Componentes Eletrônicos Ltda.	Brazil
Estecom Co. Ltd.	Korea
SMART Modular Technologies (Deutschland) GmbH	Germany
ConXtra, Inc.	California